[redacted]

13013167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 8th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Kathy M. Barclay 971-321-6007

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

STANCORP EQUITIES, INC.

Table of Contents

OATH OR AFFIRMATION

I, Julie A. Grandstaff, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., as of and for the year ended December 31, 2012 are true and correct. I further affirm that neither StanCorp Equities, Inc. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Julie Grstff 2/27/13

Signature Date

President

Title

Linda R. Seger

Notary Public

My Commission Expires: 09.18.14

OFFICIAL SEAL
LINDA R SEGER
NOTARY PUBLIC-OREGON
COMMISSION NO. 452065
MY COMMISSION EXPIRES SEPTEMBER 18, 2014

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
StanCorp Equities, Inc.
Portland, Oregon

We have audited the accompanying financial statements of StanCorp Equities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StanCorp Equities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

REPORT ON SUPPLEMENTAL SCHEDULES

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2013

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	3,910,053
Due from affiliates		979,169
Prepaid expenses		131,210
Deferred tax asset		132,696
Property and equipment, net		23,181
Other assets		5,784
Total assets	$	5,182,093
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$	2,267,839
Due to affiliates		42,049
Income tax payable, net		92,940
Payroll related and other payables		392,719
Other liabilities		76,966
Total liabilities		2,872,513
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $0.50 stated value, 1,000,000 authorized; 10,000 issued and outstanding		5,000
Paid-in capital		2,083,696
Retained earnings		220,884
Total stockholder's equity		2,309,580
Total liabilities and stockholder's equity	$	5,182,093

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:		
Commission income	$	17,546,538
Expenses:		
Commissions		17,546,538
Personnel		6,670,233
Sales and travel		1,943,433
Occupancy		1,599,505
Printing and postage		280,383
Other expenses		2,735,341
Total expenses		30,775,433
Operating expense offset for services provided to affiliates		(13,233,979)
Net expenses		17,541,454
Income before income tax expense		5,084
Income tax expense		83,951
Net loss	$	(78,867)

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net loss	$	(78,867)
Deferred income taxes		31,772
Depreciation		2,030
Adjustments to reconcile net loss to net cash provided by operating activities:		
Due to/from affiliates		(87,767)
Prepaid expenses		(71,357)
Income tax payable, net		73,934
Commissions payable		327,836
Payroll related and other payables		46,770
Other, net		76,806
Net cash provided by operating activities		321,157
Cash flows from investing activities:		
Acquisition of property and equipment		(4,325)
Net cash used in investing activities		(4,325)
Cash flows from financing activities:		
Return of capital		(1,000,000)
Net cash used in financing activities		(1,000,000)
Decrease in cash and cash equivalents		(683,168)
Cash and cash equivalents, beginning of year		4,593,221
Cash and cash equivalents, end of year	$	3,910,053
Supplemental disclosure of cash flow information:		
Cash received during the year for income tax refunds	$	4,837

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, January 1, 2012	$ 5,000	$ 3,083,696	$ 299,751	$ 3,388,447
Net loss			(78,867)	(78,867)
Return of Capital		(1,000,000)		(1,000,000)
Balance, December 31, 2012	$ 5,000	$ 2,083,696	$ 220,884	$ 2,309,580

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is registered with the Securities and Exchange Commission as a broker-dealer. The Company's activities are limited to wholesaling an unregistered group annuity contract and a mutual fund trust platform for retirement plans, which are administered by Standard Retirement Services, Inc. ("Standard Retirement Services"). As a wholesaler, the Company solicits and supports third-party broker-dealers and investment advisers that offer or advise their retirement plan clients on using an unregistered group annuity contract or a mutual fund trust platform. The unregistered group annuity contract is issued by Standard Insurance Company ("Standard"). Standard, Standard Retirement Services and the Company have entered into an Administrative Services and Treasury Agreement, which provides for the allocation of expenses between the three companies.

Subsequent Events — Management has evaluated subsequent events through the date these financial statements were available to be issued, February 27, 2013, and have concluded that there are no material subsequent events, which would require further disclosure.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents include cash and money market funds with maturities of three months or less at the date of acquisition.

Commissions Payable — Commissions payable are due to external brokers and registered representatives of the Company for Standard and Standard Retirement Services' business sold or serviced.

Due to and From Affiliates — Amounts due from affiliates were $979,169 at December 31, 2012. Amounts due to affiliates were $42,049 at December 31, 2012.

Prepaid Expenses — Prepaid expenses are amounts paid to vendors in advance of when services are provided.

Other Assets — Other assets consists of renewal deposits with the Financial Industry Regulatory Authority, Inc.

Property and Equipment — At December 31, 2012, the Company had $23,181 of property plant and equipment, which is depreciated on a straight-line basis using a half-year convention. Accumulated depreciation was $4,696 at December 31, 2012. Useful lives are determined using StanCorp's asset life schedule. The current estimated weighted-average remaining useful life of fixed assets was 7.9 years as of December 31, 2012.

Payroll Related and Other Payables — Payroll related and other payables include payroll related expenses and other accrued operating expenses incurred in generating revenue.

Other Liabilities — Other liabilities include accounts payable checks subject to state escheat reporting.

Commission Income and Commission Expense — Commission expense represents commission payments to external brokers for Standard business sold or serviced. Commission expense also includes incentive compensation paid to the Company's representatives. Commission income is collected from Standard, which pays the Company an amount equal to these payments pursuant to the Underwriting and Service Agreement between the Company and Standard.

Personnel Expense — Personnel expense represents salaries paid to the Company's personnel.

Sales and travel — Sales and travel expense represents expenses incurred for sales conferences and promotions for the Company's products.

Occupancy — Occupancy expense represents rent payments for the Company's offices.

Printing & Postage Expense — Printing and postage includes educational and marketing materials used in the Company's retirement business.

Other Expenses — Other expenses include telephone, office supplies, data processing software, professional fees, regulatory fees, equipment expense, insurance, depreciation expense, allocated overhead costs from Standard, and other miscellaneous operating expenses.

Operating Expense Offset for Services Provided to Affiliates — Related Party — Pursuant to the Administrative Services Agreements with Standard and Standard Retirement Services, non-commission expenses are allocated to these affiliates via an operating expense offset as these costs are incurred in conjunction with the compliance and licensing services, sales and client services and miscellaneous services that the Company provides to support the operations of Standard and Standard Retirement Services.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp; however, in accordance with StanCorp's policy, the Company computes the provision for income taxes as if it were filing a separate income tax return for financial statement purposes. Throughout 2012 the Company did not have any material uncertain tax positions. At December 31, 2012 the Company had deferred tax assets of $132,696. Included in the provision for income tax expense was $14,854 of deferred tax expense for 2012. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 35% because of the net result of permanent differences and the inclusion of federal, state and local income taxes. The combined federal and state effective tax rate expense was 1,651% for 2012. The primary cause for the difference in the effective tax rate was due to certain book-to-tax differences relative to the low level of book income which the Company reports. The effective tax rate also included prior year federal, state, and local net tax expense adjustments of $10,173. It is the Company's accounting policy to record income tax interest and penalties in the income tax provision.

Credit Risk Concentration — Over the course of 2012 the Company had cash balances in excess of the federally insured $250,000 limit at a single financial institution. During 2013, the Company will likely have cash balances in excess of the federally insured $250,000 limit at a single financial institution.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the Securities and Exchange Commission, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $1,037,540 at December 31, 2012, which was $846,039 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital was 2.77 to 1 at December 31, 2012.

The declaration and payment of dividends to StanCorp is subject to the discretion of the Board of Directors depending on financial condition, cash requirements, future prospects, and net capital requirements. The Company made a return of capital distribution of $1,000,000 to StanCorp during 2012.

* * * * * *

STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL		
Stockholder's equity	$	2,309,580
Less: nonallowable assets		1,272,040
Net capital before haircut on security positions		1,037,540
Net capital	$	1,037,540
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities	$	2,872,513
Ratio of aggregate indebtedness to net capital		2.77 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	191,501
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two amounts)	$	191,501
Excess net capital	$	846,039
Excess Net Capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	750,289

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2012.

STANCORP EQUITIES, INC.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

February 27, 2013

StanCorp Equities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of StanCorp Equities, Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEAR ENDED DECEMBER 31, 2012
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.